Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

E. I. du Pont de Nemours and Company NYSE:DD

M&A Call

Friday, December 11, 2015 1:00 PM GMT

CALL PARTICIPANTS 2

PRESENTATION 2

QUESTION AND ANSWER 9

E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Call Participants

EXECUTIVES	Frank J. Mitsch
Wells Fargo Securities, LLC,
Andrew N. Liveris	Research Division
Executive Chairman, Chief Executive
Officer and President	Hassan I. Ahmed
The Dow Chemical Company	Alembic Global Advisors

Edward D. Breen	James Sheehan
Chairman, Chief Executive Officer,	SunTrust Robinson Humphrey, Inc.,
Member of Environmental Policy	Research Division
Committee and Member of Science
and Technology Committee	Jeffrey J. Zekauskas
E. I. du Pont de Nemours and	JP Morgan Chase & Co, Research
Company	Division

Howard I. Ungerleider	John P. McNulty
Vice Chairman and Chief Financial	Crédit Suisse AG, Research Division
Officer
The Dow Chemical Company
John Roberts
UBS Investment Bank, Research
Jack Broodo	Division
Vice President of Investor Relations
The Dow Chemical Company
Laurence Alexander
Jefferies LLC, Research Division
Jennifer Driscoll

P. J. Juvekar
Nicholas C. Fanandakis	Citigroup Inc, Research Division
Chief Financial Officer and Executive
Vice President
E. I. du Pont de Nemours and	Patrick Duffy Fischer
Company	Barclays PLC, Research Division

Unknown Executive	Steve Byrne
BofA Merrill Lynch, Research Division
ANALYSTS
Vincent Andrews
Morgan Stanley, Research Division

Arun S. Viswanathan
RBC Capital Markets, LLC, Research
Division

Brian Maguire
Goldman Sachs Group Inc., Research
Division

David L. Begleiter
Deutsche Bank AG, Research
Division

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Presentation

Operator

Good day, and welcome to the Dow and DuPont announcement. [Operator Instructions] Also, today’s call is being recorded.

I would now like to turn the call over to Mr. Jack Broodo. Please go ahead, sir.

Jack Broodo

Vice President of Investor Relations

Thank you, Jennifer. Good morning, everyone. I’m Jack Broodo, VP of Investor Relations for Dow Chemical. Thank you for joining us on such short notice for today’s call.

DuPont and Dow are making this call available to investors and media via webcast. We will discuss the announcement made earlier this morning via a press release that was posted on dupont.com and dow.com.

On the call today are Andrew Liveris, Dow’s Chairman and Chief Executive Officer; Ed Breen, DuPont’s Chair and Chief Executive Officer; as well both companies’ Chief Financial Officers, Howard Ungerleider and Nicholas Fanandakis; as well Jen Driscoll, DuPont’s Director of Investor Relations. On today’s call, Andrew Liveris and Ed Breen will discuss details of the transaction, and then we will conduct a question-and-answer session following the presentation.

We have prepared slides to supplement our comments in this conference call. These slides are posted on the investor relations section of Dow’s website, DuPont’s website and through the link to our webcast.

Now let me turn the call over to Jen Driscoll. Jen?

Jennifer Driscoll

Thanks, Jack.

I’m Jen Driscoll, Director of IR. I’m standing in for Greg Friedman, who unfortunately is unable to join the call today due to a personal commitment.

During the course of this conference call, we will make forward-looking statements, and I direct you to Slides 1 and 2 for our disclaimers. All statements that address expectations or projections about the future are forward-looking statements. Although they reflect our current expectations, these statements are not guarantees of future performance but involve a number of risks and assumptions. If you’d like more information on the risks involved in forward-looking statements, please see our SEC filings.

We will also refer to non-GAAP measures. We request that you review the reconciliations to GAAP statements provided with today’s slides, which are posted on our respective websites. Unless otherwise specified, EPS, EBITDA and EBITDA margin are on an operating basis, which exclude certain items.

In connection with the transactions, the parties will be filing registration statements and proxy statements for stockholder votes. These filings will contain important information, and we advise you to read them in their entirety. These filings will be available free of charge from the SEC or our 2 companies.

And I will now hand the call over to Andrew and Ed.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

I’ll start. Thank you, Jen.

This is Andrew. And good morning, everyone, and thank you very much for dialing in today. Ed Breen and I are just delighted you could join us for this incredibly historic announcement and which will create tremendous value for Dow and DuPont shareholders and represents the similar event for our employees and our customers.

This merger of equals, which is creating DowDuPont, was unanimously approved by both Boards of Directors yesterday evening. Following the close of the transaction, we plan to separate the combined company into 3 independent publicly traded, industry-leading companies focused on Agriculture, Material Science and Specialty Products. Our rationale is clear: Each company will be a leader in attractive segments where global challenges are driving demand for these businesses’ distinctive offerings.

Overall, this transaction represents a tectonic shift in an industry that has been evolving over the last many years; and is the culmination of a vision we’ve had for more than a decade to bring together these 2 powerful, innovation-driven agriculture and material science leaders. I want to underscore that this transaction is more than just creating a leading Agricultural company. We also intend to create a leading global pure-play Material Science company; as well as an innovation-focused, high-margin Specialty Products company. The synergies, deep, clearly achievable cost synergies, that will be rapidly realized; and the potential growth synergies are extremely strong, accretive value drivers for our owners. These synergies also represent the minimum amount that we expect to achieve. And as with many transactions, we believe that there are additional opportunities we will realize as a result of the integration process. The merger of these 2 highly complementary companies and contemplated spinoffs is a real game changer. And going forward, it will bolster the growth profile for each, will expand the potential to serve our customers and release significant value for our shareholders.

Now let me turn it over to my new friend and partner, Ed Breen.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Great. Thanks, Andrew.

We are very excited about this transaction and the value that can be created for shareholders by bringing together our companies’ great 3 industry leaders. When I look at DuPont and Dow, I see businesses that fit together like hand in glove, which gives us the ability to create 3 highly focused companies because of the combined assets, capabilities and scale. We operate in a dynamic global environment, and this is the right plan at the right time. It gives us the strongest possible foundation for where our industry and our markets are headed. It’s a unique opportunity to bring together 2 great, highly complementary companies, each with a long history of innovation.

Each of the 3 businesses we create will be a leader in its industry. We’ll be able to allocate capital more effectively, apply its powerful innovation more productively and expand its products and solutions to more customers worldwide. Each company has a legacy and heritage of science and innovation and a greater capacity to invest and target those resources as productively and effectively as possible. And each will have a talented, aggressive management team focused on unleashing the full value of these new independent companies.

This deal is extremely strategic but also provides cost synergies in the near term and also creates enormous potential for growth over the long term.

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Now let’s provide a top line picture of what each of these 3 businesses is expected to look like and why the industrial logic is so compelling.

First, we will have a $19 billion Agriculture company that brings together DuPont and Dow’s strong seed and crop protection businesses. This will create a world-leading Agriculture company with the most comprehensive and diverse portfolio and the broadest footprint. The portfolio will be uniquely balanced between the seeds and crop protection businesses with broad and attractive product offerings that will result in exceptional value and choice for growers.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And the new Material Science company is going to bring together the 2 companies’ Performance Materials segments as well as Dow’s Performance Plastics and Infrastructure Solutions segments and Consumer Care and Dow Automotive businesses, and it’s going to create a $50 billion revenue industrials leader. The combination will bring both synergistic science and engineering capabilities to our targeted markets. And the result will be the combined technology offerings that can provide innovative solutions for many of our packaging, transportation, construction and durable goods customers.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

And the Specialty Products company will be a highly innovative company with unique businesses that share similar investment characteristics and specialty market focus. It will consist of DuPont’s Safety & Protection, Nutrition & Health, Industrial Biosciences; and it will combine DuPont’s electronics and communication businesses with Dow Electronic Materials business. Specialty Products will have combined pro forma revenue of approximately $13 billion.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

Yes. And each of these businesses are going to be focused on core competencies, and they’re going to have a very clear investment thesis and be in a stronger position to create differentiated solutions for customers. And if you turn to Slide 5, we’ll be providing an overview of the transaction on this slide. This outline is the base structure that will be executed as part of the initial merger of equals.

This transaction is truly a once-in-a-lifetime opportunity. With both companies having virtually the same market cap, which has only really happened on a few occasions over the last decade, we were able to execute this merger of equals in a very clean manner. And most importantly, we’ve ensured value creation for all shareholders without diminishing return on our combined strategic initiatives.

Next, following the close of the transaction, we expect to pursue the separation of DowDuPont into 3 independent publicly-traded companies through tax-free spinoffs.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

The merged company will have a market capitalization of approximately $130 billion at announcement. Upon closing of the transaction, which we expect to occur in the second half of 2016, subject to shareholder and regulatory approvals, DuPont shareholders will receive a fixed exchange ratio of 1.282 shares in DowDuPont for each DuPont share. And Dow shareholders will receive 1 share of DowDuPont for each Dow share.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

I will transition into the role of CEO of DowDuPont, and the CFO of DowDuPont will report directly to me. Andrew will serve as Executive Chairman and be responsible for the Material Science company.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And DowDuPont will have 16 directors consisting of 8 current Dow directors and 8 current DuPont directors, including of course Ed and myself. It will also include 2 independent co-lead directors. And additionally, immediately following the close, advisory committees will be established for each of the independent stand-alone companies. These committees, which will be run by myself and Ed, will oversee their respective businesses, including working with management to prepare for being stand-alone public companies in the future.

Now if you turn to Slide 6. We break down the approximately $3 billion in anticipated cost synergies across these 3 businesses. The cost synergies will be realized in 4 main functional buckets: SG&A, COGS, leveraged services and R&D. The Dow and DuPont teams spent significant time evaluating and identifying cost efficiencies separately, and they came together for over 4,000 man hours of work to closely define the planned synergies. These synergies are real, achievable and enabling for future growth. We see an opportunity for significant growth synergies. And as I said earlier, these synergies represent the minimum amount we expect to achieve. The combined team’s evaluation indicated that 100% of the run rate cost synergies will be achieved within the first 24 months after closing.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Now on Slide 7 is a high-level outline of how we expect to achieve the cost synergies across business and functional areas as well as lowering corporate costs. This is obviously a big driver of value creation in the deal, and we want to give you as much clarity as we can about the sources of these cost savings.

In Agriculture, we will gain significant synergies through seed production cost efficiencies by maximizing the R&D programs of the 2 companies and through the optimization of our production and supply chains. In Material Science, we will realize benefits from feedstock, hydrocarbon synergies, production cost efficiencies and the merger of our global networks. And in Specialty Products, we see opportunities to optimize manufacturing, sales and R&D facilities; and process chemicals manufacturing synergies, particularly in Electronics & Communications.

Corporate synergies will naturally come from reduced corporate overhead and procurement synergies.

I want to clarify that these cost synergies are in addition to the respective cost-savings programs that the 2 companies already have underway. In that regard, today, DuPont issued a press release and filed a Form 8-K reporting on its new 2016 global cost reduction and restructuring plan, which will reduce $700 million in costs compared with 2015.

Now we’d like to give you a more detailed picture of what each of these 3 businesses is expected to look like. I will cover ag and Specialty Products. Andrew will cover Material Science.

So let me turn to Agriculture. As I said on our last earnings call, consolidation in the ag industry is a natural step, and this transaction is the most logical and compelling combination. Simply put, we are creating the world’s leading agriculture company by bringing together DuPont’s unrivaled market access and industry-leading germplasm and breeding capabilities and Dow’s strengths in traits and crop protection. We will have the most complete portfolio of any ag company. The combined enterprise will be approximately 50% germplasm and traits and 50% crop protection, leading to one of the most comprehensive and diversed agriculture portfolios in the industry able to serve a wide array of issues that face today’s growers in production agriculture.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Let’s move to Slide 9. This shows the breadth and strength of our combined current offerings and pipeline. Merging DuPont’s industry-leading seed business with Dow’s strength in traits will create a very exciting lineup of innovative products across corn, soybeans, cotton and other crops. Our crop production business is also greatly enhanced by this combination of 2 strong insecticide and herbicide portfolios, with an emerging fungicide pipeline.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

So on Slide 10. Through this transaction, we are combining our highly complementary capabilities in Material Science across key industries to create a pure-play industrial leader with competitive offerings for customers in high-growth, high-value sectors. This complementary nature of our 2 businesses is one of the extremely attractive aspects of this transaction. In particular, we are expanding our leadership in packaging innovation; as well as in Performance Plastics, elastomers, fibers for engineering applications and transportation and construction. Additionally, by being able to bolster our innovation and expand our solutions to provide a leadership position in key industries, we are positioning ourselves to win, with our broader material science expertise enabling us to provide even larger competitive offerings and advantages for our customers. The combination will result in even more reliable earnings and even higher margins in both the near and longer term.

Turning to Slide 11. Many of you will recognize a version of this graphic from many other Dow presentations. However, we have modified it now to show how the new addition of DuPont’s application development and other science and engineering strengths will fit very nicely into the existing Dow platforms, which are fueled by our integration, innovation and low-cost positions globally to provide expanded science and engineering solutions to our customers.

A full 70% of our revenue is driven by 3 key markets: packaging, transportation and construction. We have strong leadership positions in all 3: The world’s largest packaging material supplier with the ability to be in virtually every layer in multilayer packaging solutions. A leader in automotive for under the hood and inside the car, which we will speak to in the next slide. A growing leadership position in Polyurethanes with our focus on polyols in the Americas and Europe. We’re excited that our new facilities are beginning to start up in Sadara, which had first products out of our new polymer resins plant just this week.

On Slide 12, we highlight 2 prime examples in packaging and transportation of how the Dow-and-DuPont combination is expanding our current customer offerings and putting us in virtually every layer in multilayer film solutions.

The first is in packaging, which is a key growth market as more of the world desires more sanitary food packaging and medical device packaging with increased functionality. By taking an integrated approach to customer design needs, we’re going to deliver enormous value to our customers. The multilayer films, which are very popular in food and beverage products due to unique properties, is often a combination of DuPont and Dow products. And through this combination, we’re going to be able to bring these products under one roof, widening our offerings and innovative customer-specific solutions. And in automotive, by — we are combining Dow’s core position on auto exteriors and in the car with DuPont’s significant presence, specifically under the hood, to become a more complete solutions provider to our customers, where more of our products will get spec-ed in to new designs than ever before. And from an innovation standpoint, we will be able to offer more complete solutions for multi-materials platforms at OEMs.

This combined business will be a force to be reckoned with.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

So on Slide 13, now turning to Specialty Products, where we are creating a leading global specialty business focused on attractive secular growth markets where our distinctive innovation, innovative science capabilities give us a clear competitive advantage.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

In each of these businesses, Electronics & Communications, Nutrition & Health, Industrial Biosciences and Safety & Protection, we will be in a better position to focus our capital allocation and build on our proven innovation record. As a result of the anticipated spin, these businesses will have a much more compelling investment thesis and will provide opportunity for multiple expansion. DuPont’s Nutrition & Health, Industrial Biosciences and Safety & Protection businesses already have plans for growth, and these will be enhanced by the new specialty-focused structure. The Electronics & Communications businesses will benefit from the integration of 2 strong players in this space.

So let me now provide a little more detail on that. On Slide 14: Our combined electronic businesses will be the clear industry technology leader with the broadest offering in the industry. We will have leadership in 4 markets that have high growth potential: semiconductor materials, advanced packaging, solar photovoltaic materials and display materials. By bringing together our strengths across these businesses, we will have best-in-class innovation capabilities and scale to be — compete quickly and effectively.

We see tremendous opportunities to grow in adjacent spaces and to leverage customer relationships to offer a broader set of offerings, so this transaction represents a very exciting growth opportunity for this business.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And let’s now turn to Slide 15 and the financial profile of the transaction.

The combined company will have significant financial wherewithal and resilience, as the slide summarizes. The collective results, based on 2014 financials, are over $80 billion in revenue and $15 billion in operating EBITDA and 18% margins.

The current dividend policies for each company will continue through closing. The merged company board will determine the best capital structure, including the dividend policy for DowDuPont as well as the 3 intended new companies we expect to form. The intention is to remain shareholder friendly and return cash to our owners in line with today’s actions.

We will continue to target an investment-grade credit rating and anticipate that the merged company and the anticipated spins will rest on solid financial footing. Of course, this is in part enabled by the attractiveness inherent in the merger-of-equal structure we’ve agreed to today.

Turning to Slide 16, we outlined the governance structure of DowDuPont and the intended stand-alone companies, which we touched upon earlier. I will assume the role of Executive Chairman of the combined company, with a focus on the Material Science company. Ed will become CEO, with focus on both the Agriculture company and Specialty Products company. The CFO, when named, will report directly to Ed.

The DowDuPont’s Board of Directors will consist of 16 total directors, 8 current directors from each company, including myself and Ed. It will also have co-lead independent directors, 1 from each of Dow and DuPont. Advisory committees will be established for each of Agriculture, Material Science and Specialty Product businesses at the time of the transaction closing. Ed will head the Agriculture and Specialty Products committees, while I lead the Material Science committee. The advisory committees will also determine CEO and leadership teams of each new stand-alone company following the intended split.

Together, we have significant experience executing integrations. And we feel confident that we can build the right management team to make this historic transaction very successful.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

In closing. Both Andrew and I have enormous confidence in this merger. Each of these companies has an amazing

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history of science and innovation, and that will help drive an equally amazing future. This transaction is all about the value that can be unleashed by creating focused independent businesses with the ability to allocate capital efficiently and make targeted productive investments in growth. I’m confident that this will create great opportunities for employees and then drive innovation and value-added solutions that benefit customers over the long term.

When we look at each of the businesses that we intend to establish. They all will have a clear focus, a distinct and compelling investment thesis, scale advantages and the ability to deliver superior solutions and choices for customers and exciting career opportunities for employees. We have a talented, committed team, and I know we can deliver.

Jack Broodo

Vice President of Investor Relations

Thank you, Ed.

Now we’ll move on to your questions. First, however, I would like to remind you that my comments regarding forward-looking statements, non-GAAP financial measures apply to both our prepared remarks and the following Q&A. So now we’ll move to Q&A. Jennifer, would you please remind the audience of the Q&A procedure?

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Question and Answer

Operator

[Operator Instructions] And we’ll go first to David Begleiter with Deutsche Bank.

David L. Begleiter

Deutsche Bank AG, Research Division

Andrew and Ed, on the ag side, do you expect any divestitures on either the seeds or the crop chemical parts of the portfolio?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

You’re probably asking maybe for antitrust reasons also, and it’s interesting. It would be very limited where there’s product overlaps in almost all geographies. We’ve been through this. We’ve analyzed it in detail. So it would be very minor if there is any, but I mean the key to this, I think we showed it on that one chart, David, is these are highly complementary businesses; and really is going to give our end consumer, the — a farmer, a lot of product choice here and diversity of choice, which is going to be just a real advantage from a market share standpoint for us. So no, we don’t see much real significant overlap here, which is pretty incredible.

Operator

We’ll go next to Jeff Zekauskas with JPMorgan.

Jeffrey J. Zekauskas

JP Morgan Chase & Co, Research Division

Both companies have significant pension liabilities. Is there a particular funding of the pensions that has to take place upon the close of the transaction? And does the tax structure of the combined companies more or less resemble the individual companies’? And when there’s a split, does that change the tax structure?

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

So Jeff, this is Howard; and then maybe Nick. Nick and I have been spending an awful lot of time together in these last few days make. I’m becoming maybe part Greek, if Andrew and Nick would allow me. Look, it’s early days, I would say. And I don’t want to speak for Nick’s pension liabilities. You know our pensions overall are around 80% funded, and you — but you know also, based on our past discussions, that you get about a 100 or a 125 basis point increase in rates. And that funding goes completely to fully funded. So let’s see what the next period of time between now and merged co close, between where we are today, and then we’ll see what happens from there. Nick?

Nicholas C. Fanandakis

Chief Financial Officer and Executive Vice President

Yes, I would echo that or support that. You got to look at the discount rates have such a big factor as to what that unfunded balance is at any point in time. Rates are starting to move upwards, so that’s going to have a favorable impact on that unfunded balance. We got to look at where it is at the time. We’ll obviously work with the PBGC to determine what the value is; and what, if anything, needs to be done in that regard.

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Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

Maybe just to pile on and also give 3 answers to the same question, but the employee cut needs to be thought about as well. These are well-funded pensions. Both companies have done a great job, and we’re going to need a lot of good people to get this job done. So we’ve taken this all into consideration.

Operator

We’ll go next to Frank Mitsch with Wells Fargo Securities.

Frank J. Mitsch

Wells Fargo Securities, LLC, Research Division

I was going to say congrats on the deal of the century, but given your respective histories, I should say the deal of 3 centuries.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

I smell a headline, Frank.

Frank J. Mitsch

Wells Fargo Securities, LLC, Research Division

That’s a [indiscernible]. Look, gentlemen, it’s been no secret that Andrew has coveted this transaction for at least 8 years, by my clock. Ed, you’ve been in that chair for just a few months. And I understand it’s very logical and compelling on the ag side, no doubt there, but I’m just curious. Did you look at combinations? And Ed — this is a question for Ed. Did you look at combinations of the other parts of DuPont? I mean, how did you come to the realization that this — that combining the entirety of the companies was the best path forward for DuPont? And if I could just ask, is there a breakup fee involved in the transaction?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

While, I’ve also coveted this deal for about 2 months, but no, the answer to that actually is I was looking at this very seriously as a board member since I joined the DuPont board back last February; and was doing a lot of my own work, along with the board, but getting very excited about, wow, the combo here could be unbelievable. And by the way, obviously, we looked at every other variation that there could be around the world. So we studied this hard for a long time. And it always was so compelling that it would be more than ag because it’s really putting the Dow business with the right assets from DuPont. We’re creating a specialty company that I think is going to have a very nice profile with a different multiple on its stock. And then we get to be the leading ag company, so it really strategically took care of 3 nice, leading companies. And what was amazing about this deal is it — our stocks were trading almost identical, so the 50-50 was very easy to get to. And don’t forget, the whole structure, this is very, very tax efficient and one of the reasons we’re doing it this way. So very beneficial from that standpoint to the shareholders. So when I looked at every other strategic option to DuPont, there was nothing that came close to this.

Unknown Executive

Break fee?

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

Yes, on the break fee, it’s a standard break fee of a transaction of this magnitude. And you’ll see the details in the regulatory filings that’ll be coming out momentarily.

Operator

We’ll go next to P.J. Juvekar with Citigroup.

P. J. Juvekar

Citigroup Inc, Research Division

I have a question on ags, but before I get to that, I just have a clarification on your cost cutting slide, which was a good slide. But these new goals that you announced today, are they in addition to what you had announced, particularly for DuPont? Are they in addition to what you had announced before?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Yes, yes. This is in addition. So what we announced today is that, in 2016, we will save $700 million. And that is in addition to the $3 billion that we’re announcing for merged co.

Nicholas C. Fanandakis

Chief Financial Officer and Executive Vice President

And maybe, P.J., a couple of points. And the other thing or part of your question, you might be asking about addition to the prior targets that we had out there of the billion, $1.3 billion and $1.6 billion and so — away from a 2013 base point. And what we’re talking about now is this $700 million is going to be a year-over-year savings in 2016. And when you look at the other things going on in this environment in ‘16, obviously, you got to take in the macro challenging environment that we have; the weakness in ag right now, particularly in Brazil. And there is some additional currency impacts that are going to happen in ‘16. We’re going to see probably another $0.25 of currency impact and maybe anywhere from $0.05 to $0.10 of tax changes because of geographical mixes. So all that has to be dialed in as you’re thinking about 2016 sort of numbers.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

From a Dow perspective, I would just add. And it’s on Slide 7, but the $300 million that Dow is going to realize in 2016 is also on top of these synergies. And maybe just to add just a little bit of color, I mean, the Dow and DuPont teams have been working really hard under the cloak of darkness here in New York for many days. And we’ve got about 4,000 people hours worth of effort grounding these numbers, so I would say that, on behalf of all of us on this call, we feel really good about the ability to deliver these synergy numbers, on top of both the DuPont and the Dow programs separately.

Operator

And we’ll go next to John Roberts with UBS.

John Roberts

UBS Investment Bank, Research Division

Andrew, earlier, you had indicated it could be hard to de-integrate Dow segments. I realize you’ve preserved much of the integration here, in the way you sliced it. Is that why the specialty companies — specialty companies kind of seems like all other, like the materials company was put together focused, but when I look at the specialty company, only DSM crosses any one segment when you look at the peers.

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Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

Yes, Ed, I’m sure, is going to want to add a perspective, but remembering, John, that the Dow view is natural owners on ag needed to be discussed with the industry, and that’s been — we’ve been consistent on that for over a decade. And you’ve all foreshadowed that there’ll be another round of consolidation. Of course, the Monsanto bid on Syngenta triggered a lot of conversations that then became possible because it was very important that the integration of crop chemistry and seeds and traits and the hand-in-glove fit that the 2 companies today have announced was always there in our imminent future. Your point on the materials versus the specialties, I got to give credit where credit is due. That’s come from Ed and the team, obviously some of the people who are out there thinking about how the DuPont businesses fit. Dow’s always had integration break up dissynergies. So Ed and I have spent considerable hours looking through what was the dissynergy of a breakup versus the synergy of a standalone. And I would tell you I would not characterize Specialty Products a leftover. I would say these are the kind of 3 powerful pillars of new businesses that have their own destination in their own right. Now Ed, maybe you’d want to pick up on that.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Yes. No, a lot of specialty is emanated from DuPont. And as many of you have already told me quite a few times, and investors, it’s hard looking at the pieces of DuPont. They’re very, very different. They would normally trade very different. And so what’s really happening here is that the parts that belong with performance and material sciences are going where they belong. And we get to bucket a lot of DuPont’s businesses into specialty, which they have been, and then they’re not tied to ag because we are now the pure-play ag business. And then we get to create this nice world-leading platform on the electronics side by putting Dow’s piece in with ours; I think, becomes very attractive. And don’t forget this specialty business is high R&D across all these businesses. And what it really is that has a lot in common, it has high application development with end users and end customers that we’re very, very good at. So I think this set of businesses will trade well and these businesses will do very well moving forward.

Operator

And we’ll go next to Hassan Ahmed with Alembic Global.

Hassan I. Ahmed

Alembic Global Advisors

I just wanted to go back to the cost synergies question, specifically on the R&D side of things. Obviously, you guys have guided to $3 billion in cost synergies, 10% of which would be R&D, right? So around, call it, $300 million. Now as I take a look at the cumulative R&D spend between Dow and DuPont, we’re talking something to the tunes of $3.6 billion. And a disproportionate amount of that is in ag, so I’m just trying to get a sense that, that $300 million number for R&D-related synergies, to me, seems a bit on the lower side. So how should we be thinking about that?

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

Do you want to start, Ed?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

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Well, yes. But you did detail that properly. The biggest component of that is in the ag side because of — the duplication on the traits side is one big area. So we get a big piece of that there, but what we — Andrew and I and the teams were being very careful on, the — one of the key benefits here is these are science- and technology-driven innovative companies, and what you — that we don’t want to do is affect the future growth of these businesses. And so we were very careful. We took out the duplication, and that’s what we took out. We did not take out anything that could help these companies for growth in the feature. And the nice thing about it is we still got the $3 billion of synergies in the businesses. So I like where we came out. I — when I do cost cuts, over the years, I always am very careful not to over-affect the person that is selling the products to the customer and the people inventing and making the products. And everything else in the middle is a little more fair game. And I think that’s what we were able to attack here and come up with nice synergies but, again, not affect the growth engine.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And I just want to amplify. Ed and I, 2 like-minded individuals that had never meant, but felt like I had known him from his reputation and what he has done: That was a meeting of the minds at the very beginning that, Hassan, handled with care, light touch, err on the side that you may not get it right at the beginning but go and detail the growth that the R&D engine provides you. And frankly, we did that at Rohm and Haas. We were very careful at — when Dow did Rohm and Haas, to not rip out the application development and the sales engine and the innovation engine. So look, we’re saying that we’ve got the cost synergies and we’ve got a great amount of growth synergies, and we’re creating 3 growth companies. And I think that’s a powerful value driver to the market.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

I would agree that we have lots of additional opportunity and potential upside. I mean, if you just look at some of the numbers: We’ve got — between the 2 companies, on a pro forma basis, we’ve got north of $5 billion of leveraged services, to Ed’s point, on the back end. And we were going to spend north of $55 billion in cost of goods sold. So there’s a lot — it’s an opportunity-rich environment.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

And that’s the areas we — you really want to attack over time because we’re not affecting our growth and it’s just making the company more efficient.

Operator

And we’ll go next to Laurence Alexander with Jefferies.

Laurence Alexander

Jefferies LLC, Research Division

Could you clarify between the 3 businesses how you see supportable leverage ratios and where you see the — which ones have the most opportunity for working capital efficiencies longer term?

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

Either Nick or Howard.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Nicholas C. Fanandakis

Chief Financial Officer and Executive Vice President

Well, I — as you look at the 3 entities and think about post spin, you’re looking at 3 entities that we intend right now to be investment-grade entities. So you’d have the appropriate leverage with that investment-grade rating. There’s opportunities, I believe, in working capital improvements, certainly in the ag side of it where you have the synergistic fit now of those channels, access and utilizing the world-class channel access that DuPont Pioneer business has built over the many years. There’ll be opportunities for working capital, and that’s basic. Maybe you want to talk about the materials, Howard.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

Yes. I mean I just think it’s early days on the working capital side. I don’t think those numbers are included in these synergy numbers in terms of actual costs, so that would be on top. So we’re going to dig into the details as we get the implementation teams lined up, as well as the clean teams, to share additional layers of data. And as we do that, I’m sure we’ll get some additional working capital savings, not just in ag, which I agree with; but also in materials co; and perhaps specialty co as well, in the electronics side.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

The question is very much like the previous question. We’re going to not hobble companies here. We’re going to create strong companies. And I think those guiding principles around might be R&D questions. So we have some guiding principles, and we’ve got work to do to make sure what comes out at the other end mimics what goes in at the beginning in terms of the strengths of these 2 great companies.

Operator

And we’ll go next to Vincent Andrews with Morgan Stanley.

Vincent Andrews

Morgan Stanley, Research Division

I have a question on the separation, but before that, could you just clarify? There was also a Dow Corning announcement this morning that included synergies. Are those synergies within that $3 billion number?

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

No, absolutely totally not. And the Dow Corning thing, which coincided exactly the same time, don’t ask us if we could ever plan that. We can not. Well, that’s a separate transaction, separate synergies; and will inbound into the DowDuPont deal with that, hopefully, in flight as we get the deal done. But we’re very proud of that deal but not for this call.

Vincent Andrews

Morgan Stanley, Research Division

Okay. And if you could just talk a bit about, when it comes time to separate the assets, presumably some of those — or I’m guessing Agriculture can be separated faster than the other 2. So one, is that correct? And two, is there any limitation either from an IRS perspective or any other type of structural perspective that means you’ve got to wait 18 months post close? Or how should we be thinking about that?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

No, no. This is Ed. There is no issue with that. I mean you could separate one faster if you wanted to. I would say to you, though, if I look at the time lines, and Dow’s looked at it too, you might get 1 there a quarter earlier but you’re — you probably are doing them all at the same time. And having been through this multiple times in the past, I’ve tried to do 1 a little earlier. It usually doesn’t work, so I would just assume they’re all going to be together for planning purposes.

Operator

And we’ll go next to Arun Viswanathan.

Arun S. Viswanathan

RBC Capital Markets, LLC, Research Division

Congratulations on the deal.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Thank you.

Arun S. Viswanathan

RBC Capital Markets, LLC, Research Division

My question is just kind of around value and how you came up with the 50-50 split on ownership. And it looks like effectively there are some headwinds in ‘16 that DuPont is facing. And I’d imagine that Dow is facing the FX headwinds, but you’re also announcing actual EBITDA from Corning. Dow has invested in several projects over the next several years and Sadara and Freeport. Is — was there discussion on how that will be monetized? And to me, it seems like that Dow potentially is not getting its fair share for some of those investments. Maybe you can comment on that.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

Yes, I would say — Arun, this is Howard. Look, there’s lots of different ways you can take a look at this. And we just felt, as we were working through the transaction details, is that, a true MOE. And really, what were being contributed is equity value. And if you look at where the equity values were leading up, it was relatively very close on a 50-50 basis. So when you look at EBITDA, yes, you could draw some other conclusions. Both companies have different business lines, different cash flow forecasts, which leads to different liabilities. And those lead to different multiples, so we just felt collectively across the table that the equity value was the right way to measure this on an MOE.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And I think it’s the quality of EBITDA and the predictability of EBITDA that sets equity values. DuPont has been more highly valued than Dow over the last decade, about 90% of the time. So just to remember, there’s how the market views you. I think the — when the rumor occurred the other day, the market reacted equally and said a lot about what the market thinks of your question. And I think the market speaks. Now we — by the time this is done, we might have the converts, proposed converting. They might tilt in — a little bit in the Dow favor, but we’ve accommodated that. It’s a shareholder win at 50-50, based on all the data that all the banks’ and all the panelists’ opinions have shown us.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

Just to give you granularity on Andrew’s point on the preferreds. Assuming we’re at a 53 72 [ph] on the Dow side for 20 and 30 consecutive trading days, we do intend to force that conversion. And so that would be additive to the 50-50, so that would make a 2 percentage point — 200 basis point swing. So technically, after the preferreds, it’ll be 52 48 [ph].

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Nicholas C. Fanandakis

Chief Financial Officer and Executive Vice President

And that’s a good thing for us to want to do.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

Absolutely, highly value creating and accretive to the common.

Operator

And we’ll go next to Jim Sheehan with SunTrust.

James Sheehan

SunTrust Robinson Humphrey, Inc., Research Division

Following up on the Dow Corning announcement. I assume you’re going to be placing that within Specialty Products. Could you also address the price paid for that share of the JV?

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

I’ll address — yes, Howard, there’s a price. The — we have a big conversation about that. And we are inbound as an integrated construction, integrated personal care, integrated company on the market side and in particular in automotive that, that all fits the Dow current product mix. Electronics is one that we think will be, once we’ve done the carve-outs, something that will go with the electronics part of specialty — the Specialty Products company. So we’ve done a lot of forethought on that. Look, down the road, we’ll see whether anything else makes, but right now, we’re turning the market. We’re 90%, 95% done on the mix.

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

So on the value side of the equation. So it’s $4.8 billion price. Under the terms of the agreement, Dow is going to become 100% owner of Dow Corning’s silicone business through a split-off transaction. Corning is going to redeem its interest in Dow Corning for an — 100% interest in the newly created Splitco. And an important point is Hemlock Semiconductor will still be a joint venture between Dow Corning and Shin-Etsu at the same relative percent ownership, so Dow will own a 40.25% equity stake in Hemlock Semiconductor, which is effectively what we have today.

Operator

And we’ll go next to Bob Koort with Goldman Sachs.

Brian Maguire

Goldman Sachs Group Inc., Research Division

This is actually Brian Maguire on for Bob. Just a question following up on that left side [ph] from Dow Corning. Any other JVs that have any puts or calls that might get triggered here that you might have to clean up before the deal closes? And as you look out 2 or 3 years to when the company split up, particularly on ag, any opportunities for an inversion or any kind of unique tax structures when that were to happen?

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

I’ll handle the JV, and then maybe I’ll turn the floor over to Ed for the ag question. But no, on the JVs, this Dow Corning one was another step in our consolidation or deconsolidation. We’ve already publicly announced our intention with our Kuwait JVs to reduce our ownership stake. That’s still the next kind of a 30- to 60-day window. We should see that Phase 1 transaction where Kuwait will lever up and then buy the MEGlobal company, where we are a 50% ownership. So our ownership in Kuwait is 42.5%, so we’ll be deconsolidating a little bit, and we’ll be receiving approximately $1.5 billion in gross proceeds for that. But other than those, the EQUATE transaction, there is nothing else.

Nicholas C. Fanandakis

Chief Financial Officer and Executive Vice President

And we don’t have any ventures either that would be an issue in that regard. [indiscernible]. And well, look, it’s early on to be talking about what might be available for way of an inversion and a partner for inversion if that were to occur. And so we’re focused on realizing the synergies now, driving to realize those, recognizing both the costs and the growth synergies. And then we’ll see, 18 months from now, what the — what’s feasible.

Operator

We’ll go next to Duffy Fischer with Barclays.

Patrick Duffy Fischer

Barclays PLC, Research Division

Congratulations.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

Thank you.

Patrick Duffy Fischer

Barclays PLC, Research Division

Two questions. One, when is the board going to be named the individuals and the 2 co-directors? And then the second one, around ag, in putting this together, will the Pioneer side be able to go back and use Enlist now for soybeans in the U.S.? Or are we too far down the road there to kind of back away from the Xtend product?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Yes, let me talk about the board. I mean the good news is we both have 2 full boards as we speak. And so the merged board will be a high subset basically of our 2 boards, with 16 being on the board. And so that’s great because they all know the businesses well and all that, so I think it’s a great way for us to start out together. And so between Andrew and I and the boards, we’ll pick that. And we’ll be doing that over the next 4 to 5 months. There is no rush on that, but we do want to get it set up nicely before separation so they can meet a couple times and do some things together. So I would say, 4 or 5 months at the outset, we’ll have that pegged. And then we will have advisory boards, as Andrew had mentioned, for the 3 companies. I like that. I did that when I separated Tyco into the 5 companies because it gives them a running start on kind of the nucleus of a board and having meetings like that and kind of being prepared. And there are some decisions we want the advisory board to make even though it might come up to the parent board for signoff and approval, but it would be nice for them to study the detail of that respective business and know it as we move forward. So that’s how we’ll handle it. So I think we have enough people between us. We’ll probably have to hire some directors for the specialty board when we get a little closer, but that’s way down the road. It’s not time for that right now.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And just to pile on. This is an incredibly important part of the conversation between Ed and I because, to extract value here, not only do you have the merged co set up right to get the synergies but you have to have the 3 companies ready for when they get — the 2 get spun out. And then the focus on that, there’s 2 things to be done. And then on top of that, you have to operate the business. So a lot of experience from Ed on how actually that can be done. These advisory board/committees therefore have foci. The materials one, call it, that’ll become the future Dow company. There’s the ag one, which will become the future DuPont company. And the Specially Products, it’s going to its own future, as Ed will say. And Ed will lead that. I’ll work closely with him. He will lead the ag...

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

And we have board members that — actually, I think also from your board, that are actually interested in — both our boards interested in being on the specialty board, which is great because they — again, they know those businesses.

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And that’s really key. And so as we construct the future, the construction of the future board has to suit the purpose of those companies, to his point. And so there’s the — we have to — we have a spare glasses on. Each of the lenses has to work, not just one lens, for the views of the future while we do the current.

Nicholas C. Fanandakis

Chief Financial Officer and Executive Vice President

And on your question specifically around the ag side of it. Look, when you look at the products that we’re going to be combining here, the traits, the round, Enlist and other things, it provides tremendous optionality for the growers. We’re excited about the opportunities we think Enlist will present with us along with the — and catch the — in the Latin American — ex side of — outside North American market. When you look at North America, we are planning. And Pioneer is launching Xtend in 2016, pending regulatory approval, so that will be the primary driver there.

Operator

And we’ll go next to Steve Byrne with Bank of America.

Steve Byrne

BofA Merrill Lynch, Research Division

Really just adding onto Duffy’s question about Enlist. So much of the ag selling is going on right now for 2016. The business models for these two differ in various ways, whether it’s a direct to growers or through the retail channel and rebates through retailers, et cetera. Is it fair to assume that these ag businesses will really function separately through 2016 before you can really start to combine the business models and share technology?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Yes, they have to legally function separately until we get the merged co. We can do planning in the meantime and be ready with all our thoughts on how we want to proceed, but no, you can’t actually do it.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Operator

And we have time for one more question. Our final question will come from John McNulty from Crédit Suisse.

John P. McNulty

Crédit Suisse AG, Research Division

So with regard to the $3 billion synergy target, is that inclusive of any incremental costs tied to the splitting of the company if not — maybe into 3 pieces? If not, can you give us a little bit of color on that? And then kind of somewhat linked to that, can you walk us through how — look, this is a massive transaction putting 2 companies together and then breaking them apart. How should we be thinking about the onetime costs in terms of cash costs and costs of this transaction actually going through the full process?

Howard I. Ungerleider

Vice Chairman and Chief Financial Officer

Yes, look, on the cost to achieve the synergies, we’re estimating that. We’re still in the early part of the funnel, I would say, the wide part of the funnel, but in the $3.5 billion to $4.1 billion range, almost dollar for dollar on the synergies in terms of cost to implement. On your point about the splits, these numbers are not including that. I mean we’re looking at extracting maximum cost synergies from putting these — this company together on an MOE basis and then, of course, standing up these 3 companies inside of the DowDuPont entity, so there likely could be additional costs that will need to be built out structurally after that, but that’s 18 — 12 to 18 months post DowDuPont close.

Operator

And at this time, I’ll turn the call back to Jack Broodo for any additional or closing remarks.

Jack Broodo

Vice President of Investor Relations

Jennifer, thank you very much. Maybe it’ll be a good idea to give Ed, Andrew a chance to say some just final comments, so Ed?

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Yes, no, listen, as I — we said earlier, both Andrew and I, maybe this was a unique time in the history of both companies where we could pull this off, but I think we’ve created a very attractive path forward for our shareholders. We got to do a 50-50 deal. We got a very tax-efficient way to do it. We are creating 3 unbelievably focused, world-leading platform companies out of this. And so the strategic nature of what we could pull off was incredible. And then on top of that, as Howard just said, we get these massive synergies which were all within our control. We don’t — nothing that the market’s doing. It’s all within our control to do. And then over kind of the longer period of time, and I say longer, intermediate to longer, we’ll be working on revenue synergies. And by the way, just on the ag side, back to the last set of questions, there’s really neat opportunity there just as one.

So to me, it checks all the boxes of a great deal and a way to create value for our shareholders. And that’s the way I’ve always looked at this, what’s the best way to create long-term sustainable value for shareholders, and that’s the move we made today.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

Andrew N. Liveris

Executive Chairman, Chief Executive Officer and President

And my close, if I can, to everyone who I’ve worked with in the investment community for the last decade or so: This has been a long journey that our investors have seen us go through to transform our company, The Dow Chemical Company, into its future. This deal had to be had to create value for shareholders, this deal we’ve been working on for an awful long time. I see, at the culmination of the work of a lot of people on both Dow and DuPont, that Ed and I, working with our respective teams, have been able to respect our respective legacies but also put us into our futures. And I think that’s what we had to do.

We had to create value for the future, not just value for the current. To be able to do that is not easy to do. To put 2 companies together that have storied names, put the 2 names physically together and then to address their futures is our job in front of us. We are very committed to do that and liberate the shareholder value that we’re talking about today. This is not an overnight thing. We are committed as partners and as teams to get this job done.

Out in the future, there may be, in fact, in our — my case, almost certainly will be a new leader of The Dow Chemical Company. I do want to eventually go to the place where the future of the company is not just beholden to my presence. I think it’s very important that you understand that Ed and I checked our egos at the door; that you got to understand that Ed’s mindset, which is what I responded to the most, was his ego was checked at the door. And we really put shareholder value and the future of these companies as the primary thought. And I’m very proud of this moment with our companies — company we’re about to create and the companies we will create.

Edward D. Breen

Chairman, Chief Executive Officer, Member of Environmental Policy Committee and Member of Science and Technology Committee

Great.

Jack Broodo

Vice President of Investor Relations

Thank you, Andrew. Thank you, Ed.

We appreciate your interest in The Dow Chemical Company and DuPont. For your reference, a copy of our prepared comments will be posted on Dow’s and DuPont’s websites later today.

This concludes our call for the day. We look forward to speaking with you all again very soon.

Operator This does conclude today’s conference. We thank you for your participation.

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E. I. DU PONT DE NEMOURS AND COMPANY M&A CALL DEC 11, 2015

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Dow and DuPont will cause Diamond-Orion HoldCo to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19890
Attention: Investor Relations	Attention: Investor Relations:
+1 989-636-1463	+1 302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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